     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 1999

                                                      REGISTRATION NO. 333-76203
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:

                              EQUITY INVESTOR FUND
                                  FOCUS SERIES
                             PACIFIC RIM PORTFOLIO
                           (FORMERLY FOCUS SERIES 10)
                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITOR:

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                     MERRILL LYNCH, PIERCE, FENNER & SMITH
                                  INCORPORATED
                              DEFINED ASSET FUNDS
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                              TERESA KONCICK, ESQ.
                                 P.O. BOX 9051
                            PRINCETON, NJ 08543-9051


                                COPIES TO:
                          PIERRE DE SAINT PHALLE,
                                   ESQ.
                           450 LEXINGTON AVENUE
                            NEW YORK, NY 10017


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC.

 As soon as practicable after the effective date of the registration statement.

/ x / Check box if it is proposed that this registration statement will become effective upon filing on July 29, 1999, pursuant to Rule 487.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     DEFINED ASSET FUNDSSM
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------



                              EQUITY INVESTOR FUND
                              FOCUS SERIES
                              PACIFIC RIM PORTFOLIO
                              (A UNIT INVESTMENT TRUST)
                              O   PROFESSIONAL SELECTION
                              O   DIVERSIFICATION
                              O   DIVIDEND REINVESTMENT OPTION



                               -------------------------------------------------
                               The Securities and Exchange Commission has not
                               approved or disapproved these Securities or
SPONSOR:                       passed upon the adequacy of this prospectus. Any
Merrill Lynch,                 representation to the contrary is a criminal
Pierce, Fenner & Smith         offense.
Incorporated                   Prospectus dated July 29, 1999.

--------------------------------------------------------------------------------


Defined Asset FundsSM
DEFINED ASSET FUNDSSM IS AMERICA'S OLDEST AND LARGEST FAMILY OF UNIT INVESTMENT TRUSTS, WITH OVER $160 BILLION SPONSORED OVER THE LAST 28 YEARS. DEFINED ASSET FUNDS HAS BEEN A LEADER IN UNIT INVESTMENT TRUST RESEARCH AND PRODUCT INNOVATION. OUR FAMILY OF FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE AND GOVERNMENT BOND PORTFOLIOS, EQUITY PORTFOLIOS AND INTERNATIONAL BOND AND EQUITY PORTFOLIOS.


DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:

O A DISCIPLINED STRATEGY OF BUYING AND HOLDING WITH A LONG-TERM VIEW IS THE
  CORNERSTONE OF DEFINED ASSET FUNDS.

O FIXED PORTFOLIO: DEFINED FUNDS FOLLOW A BUY AND HOLD INVESTMENT STRATEGY;
  FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE LIMITED.
O DEFINED PORTFOLIOS: WE CHOOSE THE STOCKS AND BONDS IN ADVANCE, SO YOU KNOW
  WHAT YOU'RE INVESTING IN.
O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT STOCKS OR BONDS
  APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES.
O ONGOING SUPERVISION: WE MONITOR EACH PORTFOLIO ON AN ONGOING BASIS.
NO MATTER WHAT YOUR INVESTMENT GOALS, RISK TOLERANCE OR TIME HORIZON, THERE'S PROBABLY A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.



CONTENTS
                                                                PAGE
                                                          -----------
RISK/RETURN SUMMARY.....................................           3
WHAT YOU CAN EXPECT FROM YOUR INVESTMENT................           6
   INCOME...............................................           6
   RECORDS AND REPORTS..................................           6
THE RISKS YOU FACE......................................           6
   CONCENTRATION RISK...................................           6
   FOREIGN ISSUER RISK..................................           6
   LITIGATION RISKS.....................................           7
SELLING OR EXCHANGING UNITS.............................           7
   SPONSOR'S SECONDARY MARKET...........................           8
   SELLING UNITS TO THE TRUSTEE.........................           8
   ROLLOVER/EXCHANGE OPTION.............................           9
HOW THE FUND WORKS......................................           9
   PRICING..............................................           9
   EVALUATIONS..........................................          10
   INCOME...............................................          10
   EXPENSES.............................................          10
   PORTFOLIO CHANGES....................................          11
   PORTFOLIO TERMINATION................................          11
   NO CERTIFICATES......................................          11
   TRUST INDENTURE......................................          11
   LEGAL OPINION........................................          12
   AUDITORS.............................................          12
   SPONSOR..............................................          12
   TRUSTEE..............................................          12
   UNDERWRITERS' AND SPONSOR'S PROFITS..................          13
   PUBLIC DISTRIBUTION..................................          13
   CODE OF ETHICS.......................................          13
   YEAR 2000 ISSUES.....................................          13
   ADVERTISING AND SALES LITERATURE.....................          14
TAXES...................................................          14
SUPPLEMENTAL INFORMATION................................          15
FINANCIAL STATEMENTS....................................          16
   REPORT OF INDEPENDENT ACCOUNTANTS....................          16
   STATEMENT OF CONDITION...............................          16

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY



       1.  WHAT IS THE PORTFOLIO'S OBJECTIVE?
           The Portfolio seeks capital appreciation by investing in a fixed portfolio of common stocks from the Asia Pacific Region, including Australia and New Zealand.
           You can participate in the Portfolio by purchasing units. Each unit represents an equal share of the stocks in the Portfolio and receives an equal share of income and principal distributions, if any.

       2.  WHAT IS THE PORTFOLIO'S INVESTMENT STRATEGY?
           The Portfolio contains 34 stocks of companies located in the Asia Pacific region. The stocks were selected by analysts from Merrill Lynch's Global Research and Economics Group because they are believed to have potential for growth or are making efforts to improve their financial position through restructuring, selling non-essential assets or paying down debt. The stocks were also reviewed by the Defined Asset Funds Research Group for market capitalization and liquidity.
           The stocks will be held in the Portfolio for about two years. At the end of approximately two years, we will liquidate the Portfolio and apply a similar Strategy to select a new portfolio, if available.
       3.  WHAT COUNTRIES AND INDUSTRIES ARE REPRESENTED IN THE
           PORTFOLIO?
           Based on current market values, the following countries are represented in the Portfolio:



                                                  APPROXIMATE
                                                   PORTFOLIO
                                                  PERCENTAGE



           Japan                                      61%
           Hong Kong                                   9%
           Taiwan                                      8%
           South Korea                                 7%
           Australia                                   4%
           Thailand                                    4%
           Singapore                                   3%
           Indonesia                                   2%
           New Zealand                                 2%



           Based upon the principal business of each issuer and current market values, the Portfolio represents the following industries:



                                                  APPROXIMATE
                                                   PORTFOLIO
                                                  PERCENTAGE



        o  Telecommunications                       21.8%
        o  Electronic Equipments                    19.8%
        o  Automobile                                9.8%
        o  Money Center Banks                        8.4%
        o  Medical--Drugs                            5.8%
        o  Retail--Misc/Diversified                  5.1%
        o  Brewery                                   4.7%
        o  Steel                                     4.5%
        o  Office Automation & Equipment             4.0%
        o  Diversified Operations                    3.5%
        o  Distribution/Wholesale                    3.4%
        o  Electronic Component-Semiconductor        2.9%
        o  Construction                              1.8%
        o  Electric-Integrated                       1.8%
        o  Multimedia                                1.8%
        o  Paper Products                            0.9%



       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE PORTFOLIO. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o  Stock prices can be volatile.
        o  Share prices may decline during the life of the Portfolio.
        o The Portfolio is concentrated in stocks of foreign issuers. The specific risks associated with this type of investment are discussed later in this Prospectus under 'Concentration Risk'.
        o The Portfolio may continue to purchase or hold the stocks originally selected even though their market value or yield may have changed.

       5.  IS THIS PORTFOLIO APPROPRIATE FOR YOU?
           Yes, if you want capital appreciation. You will benefit from a professionally selected and supervised portfolio.
           The Portfolio is not appropriate for you if you are not comfortable with the Strategy or are unwilling to take the increased risk involved with an international equity investment. It may not be appropriate for you if you are seeking preservation of capital or high current income. The Portfolio should be considered a vehicle for investing a portion of your assets in foreign securities and not as a complete equity investment program.

--------------------------------------------------------------------------------

                               Defined Portfolio
--------------------------------------------------------------------------------


Equity Investor Fund

Focus Series Pacific Rim Portfolio

Defined Asset Funds


                                                                                                  COST
                                                         PERCENTAGE      PRICE PER SHARE      TO PORTFOLIO
                                                        OF PORTFOLIO      TO PORTFOLIO      IN U.S. DOLLARS
LOCATION OF ISSUERNAME OF ISSUER                             (1)         IN U.S. DOLLARS          (2)
-------------------------------------------------------------------------------------------------------------

        AUSTRALIA 1. News Corporation, Ltd.                     1.75%   $          8.5854   $      13,736.66
                  2. Telstra Corporation, Ltd.                  1.75               5.4927          13,731.75

        HONG KONG 3. Asia Satellite
                       Telecommunications Holdings,
                       Ltd.                                     1.51               2.3708          11,853.99
                  4. China Telecom (Hong Kong) Ltd.             1.51               2.9571          11,828.22
                  5. HSBC Holdings plc                          3.60              11.7574          28,217.65
                  6. Hutchison Whampoa, Ltd.                    3.54               9.2448          27,734.47

        INDONESIA 7. PT Indosat (Persero) Tbk*                  1.91              16.6250          14,962.50

            JAPAN 8. Bank of Tokyo-Mitsubishi, Ltd.             3.72              14.5652          29,130.40
                  9. Canon, Inc.                                4.00              31.3712          31,371.20
                  10. DDI Corporation                           4.09           6,420.7533          32,103.77
                  11. Hitachi, Ltd.                             3.78               9.8681          29,604.41
                  12. Honda Motor Co., Ltd.                     5.59              43.8680          43,867.97
                  13. JUSCO Co., Ltd.                           5.11              20.0379          40,075.84
                  14. Kirin Brewery Company, Ltd.               4.71              12.3244          36,973.20
                  15. Matsushita Electric Industrial
                       Company, Ltd.                            2.93              23.0113          23,011.29
                  16. NEC Corporation                           3.91              15.3236          30,647.25
                  17. Nippon Telegraph & Telephone
                       Corporation                              4.71          12,324.3989          36,973.20
                  18. Softbank Corporation                      3.41             267.1723          26,717.23
                  19. Sony Corporation                          4.62             120.8308          36,249.25
                  20. Suzuki Motor Corporation                  4.19              16.4182          32,836.34
                  21. Yamanouchi Pharmaceutical Co.,
                       Ltd.                                     5.77              45.2469          45,246.92


------------------------------------

(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on July 28, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 * American Depositary Receipts--See Foreign Issuers.

 ** Global Depositary Receipts--See Foreign Issuers.
                      ------------------------------------

The securities were acquired on July 28, 1999 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

--------------------------------------------------------------------------------

                               Defined Portfolio
--------------------------------------------------------------------------------


Equity Investor Fund

Focus Series Pacific Rim Portfolio (Continued)

Defined Asset Funds


                                                                                                  COST
                                                         PERCENTAGE      PRICE PER SHARE      TO PORTFOLIO
                                                        OF PORTFOLIO      TO PORTFOLIO      IN U.S. DOLLARS
LOCATION OF ISSUERNAME OF ISSUER                             (1)         IN U.S. DOLLARS          (2)
-------------------------------------------------------------------------------------------------------------

      NEW ZEALAND 22. Telecom Corporation of New
                       Zealand, Ltd.                            1.95%   $          4.3752   $      15,313.07

        SINGAPORE 23. Asia Pulp & Paper Company,
                       Ltd.*                                    0.93               7.3125           7,312.50
                  24. Datacraft Asia, Ltd.                      0.96               4.2000           7,560.00
                  25. Oversea-Chinese Banking
                       Corporation, Ltd.                        1.05               8.2314           8,231.43

      SOUTH KOREA 26. Korea Electric Power
                       Corporation*                             1.83              17.9375          14,350.00
                  27. Pohang Iron & Steel Company,
                       Ltd.*                                    1.82              35.6250          14,250.00
                  28. Samsung Electronics**                     1.84              72.2500          14,450.00
                  29. SK Telecom Co., Ltd.*                     1.80              14.1250          14,125.00

           TAIWAN 30. Asustek Computer, Inc.**                  2.67              14.9750          20,965.00
                  31. China Steel Corporation**                 2.66              14.9000          20,860.00
                  32. Taiwan Semiconductor
                       Manufacturing
                       Company, Ltd.*                           2.85              31.9375          22,356.25

         THAILAND 33. Advanced Info Service Public
                       Company, Ltd.                            1.75              12.4493          13,694.18
                  34. Siam Cement Public Company,
                       Ltd.                                     1.78              27.8755          13,937.75
                                                       ---------------                     ------------------
                                                              100.00%                       $     784,278.69
                                                       ---------------                     ------------------
                                                       ---------------                     ------------------


------------------------------------

(1) Based on Cost to Portfolio.

(2) Valuation by the Trustee made on the basis of closing sale prices at the evaluation time on July 28, 1999, the business day prior to the initial date of deposit. The value of the Securities on any subsequent business day will vary.

 * American Depositary Receipts--See Foreign Issuers.

 ** Global Depositary Receipts--See Foreign Issuers.
                      ------------------------------------

The securities were acquired on July 28, 1999 and are represented entirely by contracts to purchase the securities. The Sponsor may have acted as underwriter, manager or co-manager of a public offering of the securities in this Portfolio during the last three years. Affiliates of the Sponsor may serve as specialists in the securities in this Portfolio on one or more stock exchanges and may have a long or short position in any of these securities or options on any of them, and may be on the opposite side of public orders executed on the floor of an exchange where the securities are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the securities in the Portfolio. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any of the securities or in options on them. The Sponsor, its affiliates, directors, elected officers and employee benefits programs may have either a long or short position in any securities or in options on them.
                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   STOCKS FROM THOSE DESCRIBED ABOVE.

       6.  WHAT ARE THE PORTFOLIO'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Portfolio.



           ESTIMATED ANNUAL OPERATING
           EXPENSES
                                              AS A % OF     AMOUNT
                                                    NET  PER 1,000
                                                 ASSETS      UNITS
                                           ----------  -----------
                                                .091%   $    0.90
           Trustee's Fee
                                                .071%   $    0.70
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees (including
           updating
           expenses)
                                                .232%   $    2.30
           Other Operating Expenses
                                           ----------  -----------
                                                .394%   $    3.90
           TOTAL



           ORGANIZATION COSTS per 1,000 units          $    1.60
           (deducted from Portfolio assets at
           the close of the initial offering
           period)


           The Sponsor historically paid updating expenses.


           INVESTOR FEES
                                                               4.50%
           Maximum Sales Fee (Load) on new purchases (as a percentage of $1,000 invested)



           You will pay an up-front sales fee of approximately 1.00%. In addition, seven monthly deferred sales charges of $2.50 per 1,000 units ($17.50 annually) will be deducted from the Portfolio's net asset value each year of the Portfolio's two-year life (January 1, 2000 through July 1, 2000 and August 1, 2000 through February 1, 2001).


           The maximum sales fees are as follows:


                                                 YOUR MAXIMUM
                                                    SALES FEE
                     IF YOU INVEST:                  WILL BE:
           -----------------------------------  -----------------
           Less than $50,000                             4.50%
           $ 50,000 to $99,999                           4.25%
           $100,000 to $249,999                          3.75%
           $250,000 to $999,999                          3.50%
           $1,000,000 or more                            2.75%



           EXAMPLE
           This example may help you compare the cost of investing in the Portfolio to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Portfolio for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Portfolio's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



            1 Year     3 Years     5 Years      10 Years
             $333        $803       $1,298       $2,651



       7.  IS THE PORTFOLIO MANAGED?
           Unlike a mutual fund, the Portfolio is not managed and stocks are not sold because of market changes. The Sponsor monitors the portfolio and may instruct the Trustee to sell securities under certain limited circumstances. However, given the investment philosophy of the Portfolio, the Sponsor is not likely to do so.
       8.  HOW DO I BUY UNITS?
           You can buy units from the Sponsor and other
           broker-dealers. Some banks may offer units for sale through special arrangements with the Sponsor, although certain legal restrictions may apply. Employees of the Sponsor and Sponsor affiliates and non-employee directors of the Sponsor may purchase Units at a reduced sales charge.
           The minimum investment is $250.
           UNIT PRICE PER 1,000 UNITS              $999.96
           (as of July 28, 1999)
           Unit price is based on the net asset value of the Portfolio plus the up-front sales fee. Unit price also includes the estimated organization costs shown above, to which no sales fee has been applied.
           The Portfolio stocks are valued by the Trustee on the basis of their closing prices at 4:00 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the stocks.

       9.  HOW DO I SELL UNITS?
           You may sell your units at any time to the Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee and the costs of liquidating securities to meet the redemption.


      10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Fund pays distributions of any dividend income, net of expenses, on the 26th of December, 1999 and December, 2000 if you own units on the 10th of those months. Distributions of ordinary income (together with related foreign tax withholding amounts) will be dividends for federal income tax purposes but will not be eligible for the dividends-received deduction. Distributions to foreign investors will generally be subject to withholding taxes. You may be entitled to a credit for the foreign taxes withheld. Because income of the type received by the Portfolio would generally not be subject to the U.S. withholding taxes if received directly by foreign investors, an investment in the Portfolio is likely to be inappropriate for such investors.


      11.  WHAT OTHER SERVICES ARE AVAILABLE?
           REINVESTMENT
           You may choose to reinvest your distributions into additional units of the Portfolio. You will pay only the deferred sales fee remaining at the time of reinvestment. Unless you choose reinvestment, you will receive your distributions in cash.
           EXCHANGE PRIVILEGES
           You may exchange units of this Portfolio for units of certain other Defined Asset Funds. You may also exchange into this Portfolio from certain other funds. We charge a reduced sales fee on designated exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME


The Portfolio will pay to you any income it has received two times during its life. Because the Portfolio generally pays dividends as they are received, individual income payments will fluctuate based upon the amount of dividends declared and paid by each issuer. Other reasons your income may vary are:


   o changes in the Portfolio because of additional securities purchases or sales;

   o a change in the Portfolio's expenses; and

   o the amount of dividends declared and paid.

There can be no assurance that any dividends will be declared or paid.

RECORDS AND REPORTS

You will receive:

o a notice from the Trustee if new equity securities are deposited in exchange or substitution for equity securities originally deposited;


o annual reports on Portfolio activity; and


o annual tax information. This will also be sent to the IRS. You must report the amount of income received during the year. Please contact your tax advisor in this regard.

You may request audited financial statements of the Portfolio from the Trustee.

You may inspect records of Portfolio transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

CONCENTRATION RISK

When stocks in a particular industry make up 25% or more of the Portfolio, it is said to be 'concentrated' in that industry, which makes the Portfolio less diversified.


Here is what you should know about the Portfolio's concentration in stocks of foreign issuers:


FOREIGN ISSUER RISK


Investments in securities of foreign issuers involve risks that are different from investments in securities of domestic issuers.

They may include:

   o political and economic developments;

   o possibility of withholding taxes;

   o exchange controls or other governmental restrictions on the payment of dividends;

   o less publicly available information; and

   o absence of uniform accounting, auditing, and financial reporting standards, practices and requirements.

American Depositary Shares and Receipts

American depositary shares and receipts are issued by an American bank or trust company to evidence ownership of underlying common stock issued by a foreign corporation and deposited in a depositary facility. The terms and conditions of the depositary facility may result in less liquidity or lower market prices for the ADRs than for the underlying shares. Certain of the Portfolio Securities were purchased in ADR form in the United States.

Global Depositary Receipts

Certain of the Securities in the Portfolio were purchased in Global Depositary Receipt (GDR) form on the London Stock Exchange. GDR's are receipts for shares in a foreign corporation that are traded in capital markets around the world. Because the companies issuing GDR's tend to be in emerging markets and are not as well established as traditional Western corporations, their stocks tend to more volatile and less liquid. As with ADRs, the value of a GDR will likely be affected by currency fluctuations between the currency in which the GDR is denominated and the currency of the underlying security.

Foreign Currency Risk

At the present time the Sponsors do not believe that any of the Portfolio Securities is subject to exchange control restrictions which would materially interfere with payment to the Portfolio of amounts due on the Portfolio Securities. The adoption of exchange control regulations or other legal restrictions could have an adverse impact on the marketability of international securities in the Portfolio and on the ability of the Portfolio to satisfy redemptions. There can be no assurance that exchange control regulations might not be adopted in the future that would adversely affect payments to the Portfolio.

Liquidity

Sales of foreign securities in United States securities markets are ordinarily subject to severe restrictions and will generally be made only in foreign securities markets.

You should know that:

   o securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States.

   o a foreign market's liquidity might become impaired as a result of economic or political turmoil, or if relations between the United States and such foreign country deteriorate markedly; and

   o the principal trading market for the Portfolio Securities, even if otherwise listed, may be the over-the-counter market in which liquidity will depend on whether dealers will make a market in the Portfolio Securities.


LITIGATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Portfolio.


SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on their net asset value. Your net asset value is calculated each business day by:

   o adding the value of the Portfolio securities, cash and any other Portfolio assets;

   o subtracting accrued but unpaid Portfolio expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors, and any other Portfolio liabilities; and

   o dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the Portfolio.

As of the close of the initial offering period, the price you receive will be reduced to pay the Portfolio's estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining payments will be deducted from your proceeds.


SPONSOR'S SECONDARY MARKET


While we are not obligated to do so, we will buy back units at net asset value less any remaining deferred sales fee and the cost of liquidating Securities to meet the redemption. We may resell the units to other buyers or to the Trustee.

We have maintained a secondary market continuously for more than 28 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by contacting your broker, dealer or financial institution that holds your units in street name. Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee will sell your units in the over-the-counter market if it believes it can obtain a higher price. In that case, you will receive the net proceeds of the sale.

If the Portfolio does not have cash available to pay you for the units you are selling, the Sponsor will select securities to be sold. These sales could be made at times when the securities would not otherwise be sold and may result in your receiving less than you paid for your unit and also reduce the size and diversity of the Portfolio.

If you sell units with a value of at least $250,000, you may choose to receive your distribution 'in kind.' If you so choose, you will receive securities and cash with a total value equal to the price of your units. The Trustee will try to distribute securities in the portfolio pro rata, but it reserves the right to distribute only one or a few securities. The Trustee will act as your agent in an in-kind distribution and will either hold the securities for your account or transfer them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of securities distributed in kind.

There could be a delay in paying you for your units:

   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);

   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the securities not reasonably practicable; and

   o for any other period permitted by SEC order.

ROLLOVER/EXCHANGE OPTION


When this Portfolio is about to terminate, you may have the option to roll your proceeds into the next Pacific Rim Portfolio if one is available.

If you hold your Units with the Sponsor and notify your financial adviser by August 1, 2001, your units will be redeemed and certain distributed securities plus the proceeds from the sale of the remaining distributed securities will be reinvested in units of a new Pacific Rim Portfolio. If you decide not to roll over your proceeds, you will receive a cash distribution after the Portfolio terminates.

The Portfolio will terminate by August 29, 2001.

If you continue to hold your Units, you may exchange units of this Portfolio anytime before this Portfolio terminates for units of certain other Defined Asset Funds at a reduced sales fee if your investment goals change. In addition, you may exchange into this Fund from certain other Defined Asset Funds. To exchange units, you should talk to your financial professional about what Portfolios are exchangeable, suitable and currently available.


We may amend or terminate the options to exchange your units or roll your proceeds at any time without notice.

HOW THE FUND WORKS

PRICING

Units are charged a combination of initial and deferred sales fees.

In addition, during the initial offering period, a portion of the price of a unit also consists of securities to pay all or some of the costs of organizing the Portfolio including:

   o cost of initial preparation of legal documents;

   o federal and state registration fees;

   o initial fees and expenses of the Trustee;

   o initial audit; and

   o legal expenses and other out-of-pocket expenses.

The estimated organization costs will be deducted from the assets of the Portfolio as of the close of the initial offering period.


The deferred sales fee is generally a monthly charge of $2.50 per 1,000 units and is accrued in seven monthly installments each year of the Portfolio's life. Units redeemed or repurchased prior to the accrual of the final deferred sales fee installment will have the amount of any remaining installments deducted from the redemption or repurchase proceeds or deducted in calculating an in-kind distribution, however, this deduction will be waived in the event of the death or disability (as defined in the Internal Revenue Code of 1986) of an investor. If you redeem or sell your units before August 1, 2000, you will pay only the balance of any deferred sales fee remaining for the first year. If you redeem or sell your units on or after August 1, 2000 you will pay the remaining balance of the deferred sales fee for the second year. The initial sales fee is equal to the aggregate sales fee less the aggregate amount of any remaining installments of the deferred sales fee.

It is anticipated that securities will not be sold to pay the deferred sales fee until after the date of the last installment. Investors will be at risk for market price fluctuations in the securities from the several installment accrual dates to the dates of actual sale of securities to satisfy this liability.

EVALUATIONS

The Trustee values the securities on each business day (i.e., any day other than Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). If the securities are listed on a national securities exchange or the Nasdaq National Market, evaluations are generally based on closing sales prices on that exchange or that system or, if closing sales prices are not available, at the mean between the closing bid and offer prices.

INCOME

o The annual income per unit, after deducting estimated annual Portfolio expenses per unit, will depend primarily upon the amount of dividends declared and paid by the issuers of the securities and changes in the expenses of the Portfolio and, to a lesser degree, upon the level of purchases of additional securities and sales of securities. There is no assurance that dividends on the securities will continue at their current levels or be declared at all.

o Each unit receives an equal share of distributions of dividend income net of estimated expenses. Because dividends on the securities are not received at a constant rate throughout the year, any distribution may be more or less than the amount then credited to the income account. The Trustee credits dividends received to an Income Account and other receipts to a Capital Account. The Trustee may establish a reserve account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid a fee monthly. It also benefits when it holds cash for the Portfolio in non-interest bearing accounts. The Trustee may also receive additional amounts:

   o for extraordinary services and costs of indemnifying the Trustee and the Sponsors;

   o costs of actions taken to protect the Portfolio and other legal fees and expenses;

   o expenses for keeping the Portfolio's registration statement current; and

   o Portfolio termination expenses and any governmental charges.


The Sponsor is currently reimbursed up to 70 cents per 1,000 units annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Portfolio. Legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating the Portfolio's registration statement yearly are also now chargeable to the Portfolio. While this fee may exceed the amount of these costs and expenses attributable to this Portfolio, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. Certain of these expenses were previously paid for by the Sponsor.

The Trustee's and Sponsor's fees may be adjusted for inflation without investors' approval.


The deferred sales fees you owe are paid from the Capital Account. Although we may collect the deferred sales charge monthly, to keep Units more fully invested we do not currently plan to pay the deferred sales charge until after the rollover notification date.

The Sponsor will pay advertising and selling expenses at no charge to the Portfolio. If Portfolio expenses exceed initial estimates, the Portfolio will owe the excess. The Trustee has a lien on Portfolio assets to secure reimbursement of Portfolio expenses and may sell securities if cash is not available.

PORTFOLIO CHANGES

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio.

We decide whether to offer units for sale that we acquire in the secondary market after reviewing:

   o diversity of the Portfolio;

   o size of the Portfolio relative to its original size;

   o ratio of Portfolio expenses to income; and

   o cost of maintaining a current prospectus.

PORTFOLIO TERMINATION

When the Portfolio is about to terminate you will receive a notice, and you will be unable to sell your units after that time. We will sell any remaining securities, and you will receive your final distribution in cash.

You will pay your share of the expenses associated with termination, including brokerage costs in selling securities. This may reduce the amount you receive as your final distribution.

NO CERTIFICATES

All investors are required to hold their Units in uncertificated form and in 'street name' by their broker, dealer or financial institution at the Depository Trust Company.

TRUST INDENTURE


The Portfolio is a 'unit investment trust' governed by a Trust Indenture, a contract between the Sponsor and the Trustee, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsor and the Trustee may amend the Indenture without your consent:

   o to cure ambiguities;


   o to correct or supplement any defective or inconsistent provision;

   o to make any amendment required by any governmental agency; or

   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsor).

Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Portfolio without your written consent.

The Trustee may resign by notifying the Sponsor. The Sponsor may remove the Trustee without your consent if:

   o it fails to perform its duties;

   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities; or

   o the Sponsor determines that its replacement is in your best interest.

Investors holding 51% of the units may remove the Trustee. The Trustee may resign or be removed by the Sponsor without the consent of investors. The resignation or removal of the Trustee becomes effective when a successor accepts appointment. The Sponsor will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee may petition a court to appoint a successor.

If the Sponsor fails to perform its duties or becomes bankrupt the Trustee may:

   o remove it and appoint a replacement Sponsor;

   o liquidate the Portfolio; or

   o continue to act as Trustee without a Sponsor.

The Trust Indenture contains customary provisions limiting the liability of the Trustee and the Sponsor.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsor, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSOR

The Sponsor is:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)

P.O. Box 9051,
Princeton, NJ 08543-9051

The Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer the Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Bank of New York, Unit Investment Trust Department, P.O. Box 974, Wall Street Station, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSOR'S PROFITS

Underwriters receive sales charges when they sell units. The Sponsor also realizes a profit or loss on deposit of the securities shown under Defined Portfolio. Any cash made available by you to the Sponsor before the settlement date for those units may be used in the Sponsor's businesses to the extent permitted by federal law and may benefit the Sponsor.

The Sponsor or Underwriter may realize profits or sustain losses on stocks in the Portfolio which were acquired from underwriting syndicates of which it was a member.

During the initial offering period, the Sponsor may realize profits or sustain losses on units it holds due to fluctuations in the price per unit. The Sponsor experienced a loss of $1,738.08 on the initial deposit of the Securities. Any profit or loss to the Portfolio will be effected by the receipt of applicable sales fees and a gain or loss on subsequent deposits of securities. In maintaining a secondary market, the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsor and dealers who are members of the National Association of Securities Dealers, Inc.

Dealers will be entitled to the concession stated below on Units sold or redeemed during the first year. On Units held in the second year, the dealer will be entitled to an additional concession of $11 per 1,000 Units ($5 per 1,000 Units for purchases of $1 million or more).


                                         DEALER CONCESSION AS
                                          A % OF PUBLIC
                 AMOUNT PURCHASED        OFFERING PRICE
           ----------------------------  ---------------------
           Less than $50,000                       2.00%
           $50,000 to $99,999                      1.80%
           $100,000 to $249,999                    1.45%
           $250,000 to $999,999                    1.25%
           $1,000,000 and over                     0.50%


The Sponsor does not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

CODE OF ETHICS

Merrill Lynch has adopted a code of ethics requiring reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Portfolio and to provide reasonable standards of conduct.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Portfolio. The Year 2000 Problem may adversely affect the issuers of the securities contained in the Portfolio, but we cannot predict whether any impact will be material to the Portfolio as a whole.

ADVERTISING AND SALES LITERATURE

Advertising and sales literature may include brief descriptions of the principal businesses of the companies represented in the Portfolio.

Sales material may discuss developing a long-term financial plan, working with your financial professional; the nature and risks of various investment strategies and Defined Asset Funds that could help you toward your financial goals and the importance of discipline; how securities are selected for these funds, how the funds are created and operated, features such as convenience and costs, and options available for certain types of funds including automatic reinvestment, rollover, exchanges and redemption. It may also summarize some similarities and differences with mutual funds and discuss the philosophy of spending time in the market rather than trying to time the market, including probabilities of negative returns over various holding periods.

TAXES

The following summarizes the material income tax consequences of holding Units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Portfolio intends to qualify for special tax treatment as a regulated investment company so that it will not be subject to federal income tax on the portion of its taxable income that it distributes to investors in a timely manner.

DISTRIBUTIONS

Distributions to you of the Portfolio's dividend income and of the Portfolio's gains from Securities it has held for one year or less will generally be taxed to you as ordinary income, to the extent of the Portfolio's taxable income not attributable to the Portfolio's net capital gain. Distributions to you in excess of the Portfolio's taxable income will be treated as a return of capital and will reduce your basis in your Units. To the extent such distributions exceed your basis, they will be treated as gain from the sale of your Units.

Distributions to you that are treated as ordinary income will constitute dividends for federal income tax purposes but will not be eligible for the dividends-received deduction for corporations. You should consult your tax adviser in this regard.

Distributions to you of the Portfolio's net capital gain will generally be taxable to you as long-term capital gain, regardless of how long you have held your Units.

Dividends received by the Portfolio from foreign issuers will in most cases be subject to withholding taxes, although these taxes may be reduced by treaties between the United States and the relevant country. The Trustee intends to file a special election that will allow you to credit your share of these taxes against your U.S. federal income tax liability, subject to certain limitations. You will also be required to include your share of these taxes in your taxable income (even though you will not receive it in cash). Consult your tax adviser about the application of foreign tax credit rules to your particular circumstances.

GAIN OR LOSS UPON DISPOSITION

You will generally recognize capital gain or loss when you dispose of your Units. If you receive Securities upon redemption of your Units (including pursuant to the rollover option), you will generally recognize capital gain or loss equal to the difference between your basis in your Units and the fair market value of the Securities received in redemption.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain or loss that you recognize upon disposition of your Units will be long-term if you have held your Units for more than one year and short-term otherwise. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR BASIS IN THE SECURITIES

Your aggregate basis in the Units will generally be equal to the cost of your Units, including the initial sales charge. You should not increase your basis in your Units by deferred sales charges or organizational expenses.

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will be subject to 30% withholding tax (or a lower applicable treaty rate) on distributions. Because foreign-source income of the type received by the Portfolio would generally not be subject to withholding if received directly by you, an investment in the Portfolio is likely to be inappropriate for you. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account ('IRAs') or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from these types of plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans. These plans are offered by brokerage firms, including the Sponsors of this Portfolio, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Portfolio by calling the Trustee. The supplemental information includes more detailed risk disclosure and general information about the structure and operation of the Portfolio. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS


The Sponsors, Trustee and Holders of Equity Investor Fund, Focus Series Pacific Rim Portfolio, Defined Asset Funds (the 'Portfolio'):

We have audited the accompanying statement of condition and the related defined portfolio included in the prospectus of the Portfolio as of July 29, 1999. This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Portfolio as of July 29, 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
New York, N.Y.
July 29, 1999

                   STATEMENT OF CONDITION AS OF JULY 29, 1999

TRUST PROPERTY


Investments--Contracts to purchase Securities(1).........$         784,278.69
                                                         --------------------
           Total.........................................$         784,278.69
                                                         --------------------
                                                         --------------------
LIABILITY AND INTEREST OF HOLDERS
     Reimbursement of Sponsor for organization
       expenses(2).......................................$           1,267.52
                                                         --------------------
     Subtotal                                                        1,267.52
                                                         --------------------
Interest of Holders of 792,200 Units of fractional
  undivided interest outstanding:(3)
  Cost to investors(4)...................................$         792,166.69
  Gross underwriting commissions and organization
    expenses(5)(2).......................................           (9,155.52)
                                                         --------------------
     Subtotal                                                      783,011.17
                                                         --------------------
           Total.........................................$         784,278.69
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Portfolio of the securities listed under Defined Portfolio determined by the Trustee at 4:00 p.m., Eastern time on July 28, 1999. The contracts to purchase securities are collateralized by an irrevocable letter of credit which has been issued by DBS Bank, New York Branch, in the amount of $784,278.69 and deposited with the Trustee. The amount of the letter of credit includes $786,016.77 for the purchase of securities.

          (2) A portion of the Public Offering Price consists of securities in an amount sufficient to pay all or a portion of the costs incurred in establishing the Portfolio. These costs have been estimated at $1.60 per 1,000 Units. A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which the organization expenses obligation of the investors will be satisfied. If the actual organization costs exceed the estimated aggregate amount shown above, the Sponsor will pay for this excess amount.

          (3) Because the value of securities at the evaluation time on the Initial Date of Deposit may differ from the amounts shown in this statement of condition, the number of Units offered on the Initial Date of Deposit will be adjusted to maintain the $999.96 per 1,000 Units offering price only for that day. The Public Offering Price on any subsequent business day will vary.

          (4) Aggregate public offering price computed on the basis of the value of the underlying securities at 4:00 p.m., Eastern time on July 28, 1999.

          (5) Assumes the maximum initial sales charge per 1,000 units of 1.00% of the Public Offering Price. A deferred sales charge of $2.50 per 1,000 Units is payable on January 1, 2000 and thereafter on the 1st day of each month through July 1, 2000; and monthly August 1, 2000 through February 1, 2001. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied.

                             Defined
                             Asset FundsSM


HAVE QUESTIONS ?                         EQUITY INVESTOR FUND
Request the most                         FOCUS SERIES
recent free Information                  PACIFIC RIM PORTFOLIO
Supplement that gives more               (A Unit Investment Trust)
details about the Fund,                  ---------------------------------------
by calling:                              This Prospectus does not contain
The Bank of New York                     complete information about the
1-800-221-7771                           investment company filed with the
                                         Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-76203) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-3044).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.


                                                   100182RR--7/99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of the Depositor are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of the Depositor is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of the Depositor are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositor has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:

Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221



                      ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:



Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
The Bank of New York, Trustee.............................     13-4941102



                                  UNDERTAKING
The Sponsor undertakes that it will not make any amendment to the Supplement to this Registration Statement which includes material changes without submitting the amendment for Staff review prior to distribution.

                         SERIES OF EQUITY INVESTOR FUND
        DESIGNATED PURSUANT TO RULE 487 UNDER THE SECURITIES ACT OF 1933


                                                                    SEC
SERIES NUMBER                                                   FILE NUMBER
--------------------------------------------------------------------------------
Equity Investor Fund, Select S&P Industrial Portfolio 1998
Series H....................................................          333-64577



                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Insured Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


1.1            --Form of Trust Indenture (incorporated by reference to Exhibit
                 1.1 to the Registration Statement of Equity Income Fund, Select S&P Industrial Portfolio 1997 Series A. 1933 Act File No. 33-05683.
1.1.1          --Form of Standard Terms and Conditions of Trust Effective
                 October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series--48, 1933 Act File No. 33-50247).
1.2            --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
3.1            --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their names under the heading 'How The Fund Works--Legal Opinion' in the Prospectus.
5.1            --Consent of independent accountants.
9.1            --Information Supplement (incorporated by reference to Exhibit
                 9.1 to the Registration Statement of Equity Income Fund, Select Ten Portfolio 1996 International Series B (United Kingdom and Japan Portfolios), 1933 Act File No. 33-00593).

                                   SIGNATURE

     The registrant hereby identifies the series number of Equity Investor Fund listed on page R-1 for the purposes of the representations required by Rule 487 and represents the following:

     1) That the portfolio securities deposited in the series as to which this registration statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     2) That, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential information for, the series with respect to which this registration statement is being filed, this registration statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     3) That it has complied with Rule 460 under the Securities Act of 1933.
                                   SIGNATURES

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 29TH DAY OF JULY 1999.

                         SIGNATURES APPEAR ON PAGE R-3.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR



By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 333-70593


      GEORGE A. SCHIEREN
      JOHN L. STEFFENS
      By J. DAVID MEGLEN
       (As authorized signatory for Merrill Lynch, Pierce,
       Fenner & Smith Incorporated and
       Attorney-in-fact for the persons listed above)